UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051834

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VESTIN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 El Camino Ave.
(No. and Street)

Las Vegas, NV 89102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur de Joya 888-232-7612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Ernst & Young Tower, One Renaissance Square, 2 North Central Avenue
Suite 2300 Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Arthur de Joya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestin Capital, Inc., as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS OFFICER

Title

Notary Public



TENILLE T. SCHNEPP
NOTARY PUBLIC
STATE OF NEVADA
Date Appointment Exp: December 17, 2005
Certificate No: 97-4244-1

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Vestin Capital, Inc.

December 31, 2002
with Report of Independent Auditors

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT AUDITORS	3
FINANCIAL STATEMENTS	
Balance Sheet	4
Income Statement	5
Statements of Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital, Net Capital Requirement and Aggregate Indebtedness to Net Capital	11
Computation of Net Capital Pursuant to Rule 15c3-1	12
Statement Regarding Rule 15c3-3	13
Report of Independent Auditors on Internal Controls Required by Securities and Exchange Commission Rule 17a-5	14

ERNST & YOUNG

Ernst & Young LLP
Ernst & Young Tower
One Renaissance Square
2 North Central Avenue
Suite 2300
Phoenix, Arizona 85004

Phone: (602) 322-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Vestin Capital, Inc.

We have audited the balance sheet of Vestin Capital, Inc. ("the Company"), as of December 31, 2002, and the related statement of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Capital, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplementary information is the responsibility of management. This supplementary information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

Ernst & Young LLP

February 14, 2003

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CASH	$	13,283
DUE FROM RELATED PARTY		224,464
DEPOSITS		220
Total current assets		237,967
FIXED ASSETS, net		3,434
Total assets	$	241,401

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE and ACCRUED EXPENSES	$	25,452
Total liabilities		25,452
STOCKHOLDER'S EQUITY		
Common stock - 2,500 shares authorized; No par or stated value; 100 shares issued and outstanding		50,000
Additional paid-in capital		845,020
Accumulated deficit		(679,071)
Total stockholder's equity		215,949
Total liabilities and stockholder's equity	$	241,401

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$ 1,200,000
General and administrative expenses	1,009,625
Income from operations	190,375
Other income	
Interest income	66
NET INCOME	$ 190,441

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2001	100	$ 50,000	$ 845,020	$ (869,512)	$ 25,508
Net income	-	-	-	190,441	190,441
Balance at december 31, 2002	100	$ 50,000	$ 845,020	$ (679,071)	$ 215,949

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THEYEAR ENDED DECEMBER 31, 2002

	2002
Cash flow from operating activities:	
Net income	$190,441
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciaton	2,893
Changes in operating assets and liabilities:	
Increase in due from related party	(180,184)
Decrease in deposits	2,018
Decrease in accounts payable and accrued expenses	(10,745)
Net cash provided by operating activities	4,423
Cash at beginning of year	8,860
Cash at end of year	$ 13,283

The accompanying notes are an integral part of this statement.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of Business

Vestin Capital, Inc., formerly DM Financial Services, Inc. (hereinafter referred to as the "Company") was incorporated in the State of Nevada on August 3, 1998. The Company is a member with the National Association of Securities Dealers ("NASD") and is licensed in 49 states to operate as a securities broker dealer.

The Company is a wholly owned subsidiary of Vestin Group, Inc. ("Vestin") and serves as the lead broker dealer on the sale of units for Vestin Fund I, LLC ("Fund I") and Vestin Fund II, LLC ("Fund II") (publicly registered funds managed by Vestin's subsidiary, Vestin Mortgage, Inc.) and also provides administrative services to Vestin. The Company does not receive any commissions specifically from the sale of units for Fund I and Fund II. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to marketing, investor, relations, and processing of investor documents.

2. Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States, whereby, revenues are recorded when they have been earned, and expenses are recorded when they have been incurred. The following items comprise the significant accounting policies used by the Company to prepare the accompanying financial statements.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require, management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Fixed Assets

Fixed assets, consisting of computers and telephone equipment, are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets of 3 and 5 years, respectively. The cost of repairs and maintenance is charged to expense as incurred.

5. Advertising Costs

Advertising costs included in general and administrative, are expensed as incurred. Advertising expense approximated $20,700 for the year ended December 31, 2002.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

6. Income Taxes

Income taxes related to the Company's net income for the year ended December 31,2002 will be paid via the filing of a federal consolidated income tax return by Vestin Group, Inc., the parent company. Income taxes will not be allocated to the Company.

NOTE B - RELATED PARTY TRANSACTIONS

Vestin Group, Inc., the parent company, provides the Company with record keeping and administrative services at no charge. Certain overhead costs are also provided on an as needed basis at no charge.

As of December 31, 2002, the Company has a commission agreement with Vestin Group, Inc. whereby the Company receives $125,000 monthly from Vestin Group, Inc. for services rendered related to marketing, investor relations and processing of investor documents on behalf of Vestin Fund I, LLC and Vestin Fund II, LLC (publicly registered funds managed by Vestin Group, Inc.'s subsidiary Vestin Mortgage, Inc.). During the year ended December 31, 2002, the Company earned a total of $1,200,000 in commission revenues from Vestin Group, Inc.

NOTE C - FIXED ASSETS

Fixed assets are stated at cost and consist of the following at December 31, 2002:

Equipment	$ 9,143
Less: Accumulated depreciation	5,709
	$ 3,434

NOTE D - OPERATING LEASES

The Company operates from leased offices under a non-cancelable operating lease. The lease requires the Company to pay certain escalation clauses for real estate taxes and building operating costs. Rental expense for the year ended December 31, 2002 totaled $13,917.

The lease expires on November 30, 2003. Future minimum lease payments under the operating lease obligation through the expiration date total $11,017.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE F – GENERAL AND ADMINISTRATIVE EXPENSES

A detail of the general and administrative expenses for the year ended December 31, 2002 were as follows:

Compensation and benefits	$ 845,725
Advertising	55,215
License fees	42,283
Other	66,402
	$1,009,625

SUPPLEMENTARY INFORMATION

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
COMPUTATION OF NET CAPITAL, NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS TO NET CAPITAL
DECEMBER 31, 2002

Computation of net capital	
Total stockholder's equity	$215,949
Less non-allowable assets	(224,464)
Add non-allowable liabilities	25,452
Net capital	$ 16,937
Computation of net capital requirement	
Determination of minimum net capital requirement	
12% of aggregate indebtedness	$ -
Minimum net capital required	5,000
Net capital required (greater of 12% of aggregate indebtedness or minimum net capital required)	$ 5,000
Computation of excess net capital	
Net capital	$ 16,937
Net capital required	5,000
Excess net capital	$ 11,937
Computation of adjusted excess net capital	
Minimum net capital required	$ 5,000
Excess net capital	11,937
Less 10% of total aggregate indebtedness	-
Adjusted excess net capital	$ 16,937
Computation of aggregate indebtedness	
Accounts payable	$ -
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

Reconciliation of net capital

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS report as of December 31, 2002

Vestin Capital, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Vestin Capital, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Ernst & Young Tower
One Renaissance Square
2 North Central Avenue
Suite 2300
Phoenix, Arizona 85004

Phone: (602) 322-3000
www.ey.com

Report of Independent Auditors on
Internal Controls Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors of
Vestin Capital, Inc.

In planning and performing our audit of the financial statements of Vestin Capital, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal controls, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons
(2) Recordation of differences required by Rule 17a-13; and
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet the criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Phoenix, Arizona
February 14, 2003